UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company)

DURECT CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

James E. Brown

Chief Executive Officer

DURECT Corporation

10240 Bubb Road

Cupertino, California 95014

(408) 777-1417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stephen B. Thau

David Schwartz

Albert W. Vanderlaan

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

(212) 506-5076

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by DURECT Corporation, a Delaware corporation (“DURECT” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2025, relating to the tender offer by BHC Lyon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“Parent”), to purchase all of DURECT’s outstanding shares of common stock, par value $0.0001 per share (each such share, a “Share” and, collectively, the “Shares”), at a price of (i) $1.75 per Share, net to the seller of such Share in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to holders of Company Options under the Retention Plan in respect of the applicable milestone, in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement by and between Parent and a rights agent mutually agreeable to Parent and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is more fully described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 12, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

The bold and underlined language is added to and the struck through language is removed from the fifth paragraph under the heading entitled “Tender Offer” under the heading “Item 2. Identity and Background of Filing Person” on page 2 of the Schedule 14D-9:

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 12, 2025. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 5:00 p.m., New York City time, on ~~September 9, 2025~~ September 10, 2025 (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15—“Conditions of the Offer” in the Offer to Purchase) and provided that the Offer has not been terminated, Merger Sub is required to accept for payment and, promptly following such acceptance time, pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time.

Item 4. The Solicitation or Recommendation.

The struck through language is removed from the second paragraph under the heading entitled “General” under the heading “Item 4. The Solicitation or Recommendation” on page 46 of the Schedule 14D-9:

Pursuant to the LW Partners Engagement Letter, the Company has agreed to pay Locust Walk for its financial consulting services and its financial advisory services in connection with the Offer and the Merger. Since March 2022, Locust Walk has received $350,000 from the Company. Additionally, the Company has agreed to pay Locust Walk an aggregate fee based upon a percentage of the aggregate transaction value of the Offer and the Merger, which fee is contingent on the closing of the Offer and the Merger, estimated as of the date of this Schedule 14D-9 to be approximately $879,328 ~~million~~ (assuming no payment of any Milestone Payments). In addition, Locust Walk will be entitled to an additional fee in the amount of approximately $3.0 million (assuming holders of Company Shares receive the estimated maximum amount of Net Sales Milestone #1) and an additional fee in the approximately $5.12 million (assuming holders of Company Shares receive the estimated maximum amount of Net Sales Milestone #2).

Item 8. Additional Information.

The bold and underlined language is added to and the struck through language is removed from the first bullet under the fourth paragraph under the heading entitled “Appraisal Rights” under the heading “Item 8. Additional Information” on page 49 of the Schedule 14D-9:

•

prior to the later of the consummation of the Offer, which occurs when Parent has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and to remain open for 20 business days (calculated pursuant to Rule 14d-1(g) under the Exchange Act) (which such date is ~~September 9, 2025~~ September 10, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Joint Press Release, dated August 26, 2025, issued by Company and Parent (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURECT CORPORATION

Date: August 26, 2025	By:	/s/ James E. Brown
Name: James E. Brown
Title: President and Chief Executive Officer